UNITED STATES 12 MONTH OIL FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502
(510) 522-3336

December 3, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang, Esq.

Re:	United States 12 Month Oil Fund, LP
Registration Statement on Form S-1 (File No. 333-144348)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States 12 Month Oil Fund, LP (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 9:00 AM EST on December 4, 2007, or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED STATES 12 MONTH OIL FUND, LP

By:	/s/ Nicholas Gerber
Name: Nicholas Gerber
Title: Chief Executive Officer and President